
07003816

BD 3/12

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2007 WASH. D.C. 213 SEC PROCESSING SECTION

SEC FILE NUMBER
8-46616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PFIC Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Crescent Centre Drive, Suite 400
(No. and Street)

Franklin	**TN**	**37067**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy M. Rion **615-309-3435**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

6410 Poplar Avenue	**Memphis**	**TN**	**38119**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tracy M. Rion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PFIC Securities Corporation, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tracy Rion
Assistant Controller

Notary Public
My Commission expires 10/04/08

BARRY PAUL THOMASON
STATE OF TENNESSEE NOTARY PUBLIC
WILLIAMSON COUNTY, TN

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFIC Securities Corporation

(A wholly owned subsidiary of PFIC Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents



Ernst & Young LLP
International Place
Suite 500
6410 Poplar Avenue
Memphis, Tennessee 38119

Phone: (901) 526-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
PFIC Securities Corporation

We have audited the accompanying statement of financial condition of PFIC Securities Corporation (the Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2007

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 12,142,441
Cash segregated for regulatory purposes	20,000
Deposits with clearing organizations	53,071
Securities owned	532
Commissions receivable, net of allowance for doubtful accounts of $50,444	934,631
Distribution receivable from Vining-Sparks	58,333
Accounts receivable from outside financial institutions	145,847
Prepaid expenses	193,896
Acquired bank client contracts, net of accumulated amortization of $821,912	1,450,729
Furniture, fixtures, and equipment, net of accumulated depreciation of $93,030	32,930
Goodwill	470,902
Total assets	$ 15,503,312
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable to outside financial institutions	$ 943,226
Payable to clearing broker	1,400,409
Accrued expenses and other liabilities	205,802
Due to affiliate	276,846
Total liabilities	2,826,283
Stockholder's equity:	
Capital stock (100,000 shares authorized, par value $1.00 per share; 1,000 shares issued and outstanding)	1,000
Additional paid-in capital	13,703,239
Accumulated deficit	(1,027,210)
Total stockholder's equity	12,677,029
Total liabilities and stockholder's equity	$ 15,503,312

See accompanying notes.

PFIC Securities Corporation

(A wholly owned subsidiary of PFIC Corporation)

Statement of Operations

Year Ended December 31, 2006

Income	
Commissions	$ 16,214,078
Interest	674,075
Investments	700,000
Other	214,194
Total income	17,802,347
Expenses	
General and administrative	776,264
Employee compensation and benefits	1,327,373
Commissions to outside financial institutions	14,443,119
Brokerage clearing fee expense	1,395,822
Amortization of client bank contracts acquired	686,616
Total expenses	18,629,194
Loss before income taxes	(826,847)
Income tax benefit	322,309
Net loss	$ (504,538)

See accompanying notes.

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2006

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2006	$ 1,000	$ 19,703,239	$ (522,672)	$ 19,181,567
Return of capital to Parent	–	(6,000,000)	–	(6,000,000)
Net loss	–	–	(504,538)	(504,538)
Balance at December 31, 2006	$ 1,000	$ 13,703,239	$ (1,027,210)	$ 12,677,029

See accompanying notes.

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net loss	$ (504,538)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation of furniture, fixtures, and equipment	37,804
Amortization of acquired bank client contracts	686,616
Changes in assets and liabilities:	
Increase in commissions receivable	(65,517)
Decrease in receivable from outside financial institutions	157,730
Increase in deposits with clearing organizations	(3,145)
Increase in acquired bank client contracts	(491,503)
Decrease in investments	8,542
Increase in prepaid assets	(193,896)
Decrease in commissions payable to outside financial institutions	(80,804)
Increase in accrued expenses	39,009
Decrease in due to affiliate	(84,910)
Increase in payable to clearing broker	188,401
Net cash used in operating activities	(306,211)
Financing activities	
Return of capital to Parent	(6,000,000)
Net cash used in financing activities	(6,000,000)
Net decrease in cash and cash equivalents	(6,306,211)
Cash and cash equivalents, at beginning of period	18,468,652
Cash and cash equivalents, at end of period	$ 12,162,441

No income tax or interest payments were made by the Company during 2006.

See accompanying notes.

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Notes to Financial Statements

December 31, 2006

1. Organization and Nature of Business, Basis of Accounting

PFIC Securities Corporation (the Company) is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a wholly owned subsidiary of PFIC Corporation (the Parent), which is wholly owned by MK Holdings, Inc. (MKHI). MKHI is a wholly owned subsidiary of Regions Financial Corporation (RFC).

The Company is an introducing broker-dealer offering a wide range of investment products to retail customers. The Company accepts customer orders, but clears transactions through National Financial Services (NFS or clearing broker) on a fully disclosed basis. The clearing broker processes and settles the customer transactions for the Company. The commissions and other add-on fees earned from the transactions are divided between the Company and the clearing broker in accordance with contractual terms. The Company has contracts with various banks and other financial institutions for distribution of security products.

The Company is registered with the Securities and Exchange Commission (the SEC), the National Association of Securities Dealers, Inc. (the NASD) and the Municipal Securities Rulemaking Board.

2. Summary of Significant Accounting Policies

The following is a summary of the more significant accounting policies of the Company.

Cash and Cash Equivalents

The Company considers all demand deposits and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities

Securities Owned is comprised of securities that arise from customer trading errors and are valued at fair value. The cost of securities sold is determined using the specific identification method and realized gains and losses are reflected in operations.

2. Summary of Significant Accounting Policies (continued)

Income Recognition

Commission revenues and related clearing expenses are recorded by the Company on a trade date basis. Commission income received by the Company is recorded gross, and the amounts of commissions payable to client banks are recorded as expenses in the accompanying statement of income. The Company records its commission liability to financial institutions based on a contractual percentage of the gross commission earned.

Income Taxes

The Company files a consolidated return with RFC for federal income tax purposes under tax sharing agreements. For state income tax purposes, the Company files either a consolidated return with RFC or a separate return, depending upon individual state requirements. Income tax expense (benefit) is calculated herein at the statutory rate on a separate company basis. The Company records deferred taxes resulting from the recognition of certain transactions in different periods for tax and book reporting purposes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*.

Furniture, Fixtures, and Equipment

Fixed assets include furniture, fixtures, and equipment which are depreciated using the straight-line method based on estimated useful lives of three to five years.

Statement of Changes in Subordinated Liabilities

The financial statements of the Company do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the SEC since no such liabilities existed during the year or at December 31, 2006.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

Certain expenses included in employee compensation and benefits and general and administrative expenses are charged by RFC to the Parent, which allocates a proportional share to the Company. The Parent allocated approximately $181,997 to the Company in connection with these expenses for the period ended December 31, 2006.

At December 31, 2006, the Company had a deposit account with an RFC affiliate with a balance of $359,456.

4. Net Capital Requirements

The Company is required to maintain minimum net capital pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital. The minimum net capital requirement is the greater of $250,000 or 6 2/3% of aggregate indebtedness. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds 10 times its net capital as defined under Rule 15c3-1.

At December 31, 2006, the Company's net capital was $9,902,721, which exceeded the minimum net capital requirement of $250,000 by $9,652,721. The Company's ratio of aggregate indebtedness to net capital was 25.74% at December 31, 2006.

5. Commissions Receivable

Commissions receivable includes transaction fees due to the Company from mutual fund investment companies, variable annuity insurance contracts and the clearing broker. Management evaluates these amounts and provides an allowance for doubtful accounts for amounts outstanding over 60 days. The allowance for doubtful accounts was $50,444 at December 31, 2006.

6. Income Taxes

The components of income tax expense are as follows:

	Year Ended December 31, 2006
Current tax benefit:	
Federal	$ (85,917)
State	(10,372)
Total current tax benefit	(96,289)
Deferred tax benefit:	
Federal	(201,675)
State	(24,345)
Total deferred tax benefit	(226,020)
Total income tax benefit	$(322,309)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred tax assets totaled $478,791 at December 31, 2006, and primarily related to purchase accounting adjustments of $172,910 and amortization of intangible assets of $277,743. Other components of the net deferred tax asset include timing differences related to the Company's fixed assets and allowance for doubtful accounts. The deferred tax asset reduces the due to affiliate balance shown on the statement of financial condition. The Company has a state net operating loss carryforward, which is offset by a full valuation reserve. No material reconciling items exist between income tax expense and applying statutory tax rates to pretax income.

7. Commitments and Contingencies

The Company is an introducing broker-dealer and clears all transactions for customers on a fully disclosed basis with other broker-dealers. The Company promptly transmits all customer funds and securities to such clearing broker-dealers.

7. Commitments and Contingencies (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the Company's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis subject to individual exchange regulations. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the event the customer fails to satisfy its obligations, the Company will sell out, or buy in at then current market prices, as appropriate, the customer's account so as to bring it into compliance with applicable margin or maintenance requirements.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is party to various legal proceedings that have arisen in the ordinary course of business, all of which are being defended vigorously. Certain proceedings previously outstanding have been substantially settled within previously estimated amounts. Management is of the opinion, based upon present information, including evaluations by outside counsel, that neither the Company's financial position, results of operations nor liquidity will be materially affected by the ultimate resolution of pending or threatened legal proceedings. At December 31, 2006, the Company has reserves related to litigation, claims and assessments which totaled $153,589.

8. Investment in Vining-Sparks

Until July 1, 2004, the Company owned a limited partnership interest in Vining-Sparks IBG (Vining-Sparks). Effective July 1, 2004, the Company sold its ownership interest in Vining-Sparks. As part of the sale agreement, the Company has the right to receive up to $58,333 per month for 60 months from the effective date based on the future earnings of Vining-Sparks. This amount is being accrued as income on a monthly basis by the Company, based on Vining-Sparks earnings.

9. Goodwill and Other Intangibles

In August 2005, the Company purchased contracts with various financial institutions for distribution of security products from FISERV Investor Services, Inc. These contracts were similar in nature to contracts with other financial institutions already owned by the Company. These contracts were capitalized as an intangible asset based on the purchase price, and are being amortized over the life of the contractual life of the contracts in proportion to the contribution of these contracts to revenue. The lives of the contracts range from 1 to 5 years. As of December 31, 2006, the contracts had a carrying value of $1,450,729, net of accumulated amortization of $821,912. During 2006, the Company increased the carrying value of the assets by $491,503 due to the increased earnings payout required under the purchase agreement. The Company recorded $686,616 in amortization expense during 2006 and expects to amortize $774,648 during 2007, $597,600 during 2008, and $78,481 during 2009. No impairment was recorded during 2006 in relation to this asset.

In 2004, the Company recorded goodwill as a result of the definitive merger agreement between Regions Financial Corporation and Union Planters Corporation. In connection with merger, adjustments were recorded to the Company's balance sheet to reflect the fair value allocation to assets and liabilities, as well as the recognition of exit costs. The fair value adjustment created a new basis of accounting as of the date of the merger and resulted in goodwill of $470,902. There was no impairment loss recognized during 2006.

Supplemental Information

Schedule I

PFIC Securities Corporation
(A wholly owned subsidiary of PFIC Corporation)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Computation of net capital	
Total stockholder's equity	$ 12,677,029
Deductions and/or charges:	
Aged receivables from broker-dealers and clearing organizations	397,172
Furniture, fixtures, and equipment	32,930
Goodwill and other intangibles	1,921,631
Other assets	163,680
Total non-allowable assets	2,515,413
Other charges:	
Fidelity bond deductible in excess of requirement	20,000
Total deductions	2,535,413
Net capital before haircuts on securities positions	10,141,616
Haircuts on trading and investment securities:	
Equity & mutual funds	(3,215)
Money market account	(235,680)
Net capital	$ 9,902,721
Computation of aggregate indebtedness	
Items included in the statement of financial condition:	
Commissions payable to outside financial institutions	943,226
Accrued expenses, other liabilities, and payable to broker-dealer	1,606,211
	$ 2,549,437
Computation of basic net capital requirements	
Minimum net capital required (greater of $250,000 or 6 2/3 % of aggregate indebtedness)	$ 250,000
Excess net capital	$ 9,652,721
Ratio of aggregate indebtedness to net capital	25.74%

There were no differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part II FOCUS report filing, as amended.

Schedule II

PFIC Securities Corporation

(A wholly owned subsidiary of PFIC Corporation)

Computation for Determination for the Reserve Requirement Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

Credit balance		
Free credit balances and other credit balances in customers' security accounts	$	–
Monies borrowed collateralized by securities carried for the accounts of customers		–
Monies payable against customers' securities loaned		–
Customers' securities failed to receive		–
Credit balances in firm accounts which are attributable to principal sales to customers		–
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed		–
Other		–
Total credit items	$	–
Debit balances		
Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	–
Securities borrowed to cover short sales by customers		–
Failed to deliver of customers' securities not older than 30 calendar days		–
Margin required with Options Clearing Corporation		–
Aggregate debit items		–
Less 3%		–
Total debit items		–
Excess of credits over debits	$	–
Amount on deposit in special reserve bank account	$	20,000

No material differences exist between the computation above and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II, as of December 31, 2006.

Schedule III

PFIC Securities Corporation

(A wholly owned subsidiary of PFIC Corporation)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2006

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under *Rule 15c3-3*)	None
Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations" *as permitted under Rule 15c3-3*).	None

Supplementary Report



Ernst & Young LLP
International Place
Suite 500
6410 Poplar Avenue
Memphis, Tennessee 38119

Phone: (901) 526-1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
PFIC Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of PFIC Securities Corporation (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2007

END